AGRIFY CORPORATION

2468 Industrial Row Drive

Troy, Michigan 48084

October 29, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Juan Grana and Ms. Jane Park

Re:	Agrify Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed October 23, 2024
File No. 333-282387

Dear Mr. Grana and Ms. Park:

Agrify Corporation, a Nevada corporation (the “Company,” “we,” “us” or “our”) hereby submits the response to the comment letter received by us from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in the Staff’s letter, dated October 28, 2024, providing such comments on the Company’s Registration Statement on Form S-1/A (the “Registration Statement”).

For the convenience of the Staff, the Staff’s comment is included and is followed by the response of the Company. Unless the context indicates otherwise, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Form S-1/A filed October 23, 2024

Cover Page

1.

We note your disclosure on the cover page that the selling stockholder may sell its shares to or through underwriters or dealers, directly to purchasers or through agents designated from time to time. Please confirm your understanding that the retention by a selling stockholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

RESPONSE: The Company acknowledges the Staff’s comment and confirms its understanding that the retention by a selling stockholder of an underwriter would constitute a material change to its plan of distribution requiring a post-effective amendment and consistent with the undertaking required by Item 512(a)(1)(iii) of Regulation S-K, that it will file a post-effective amendment to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information.

We thank the Staff in advance for its review of the foregoing and the Registration Statement. If you have further questions or comments, we ask that you forward them by electronic mail to our counsel, Robert A. Petitt of Blank Rome LLP, at Robert.Petitt@BlankRome.com or by telephone at (617) 415-1219.

Very truly yours,

/s/ Raymond Nobu Chang
Raymond Nobu Chang
Chief Executive Officer